FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of September 2002

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2002   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Shareholder Mailing for Second Quarter 2002

Exhibit 99.1



The Company reported recurring income for the quarter, adjusted for non-recurring items and operating results from its recently launched Kerzner Interactive (formerly known as SunOnline) internet gaming operations, of $21.5 million compared to recurring earnings of $21.0 million in the same period last year. On this basis, earnings per share for the period were $0.75, equal to the same period last year. Non-recurring items in 2002 include a $15.0 million extraordinary loss from the early extinguishment of debt, partially offset by a $5.1 million net gain on the settlement of a previous territorial dispute with Kersaf Investments Limited. Non-recurring items in 2001 included pre-opening expenses and sale of real estate at the Company's Paradise Island operations.

The Company reported EBITDA for the quarter, excluding Kerzner Interactive, of $44.5 million as compared to $45.4 million in the same period last year. Butch Kerzner, President of the Company commented, "Atlantis continues to demonstrate its resilience in a difficult overall travel market and achieved a small improvement in average room rate over the previous year. The property is benefiting from the significant marketing efforts that have helped establish Atlantis as a strong consumer brand within the traveling public. Further, the property has benefited from a deliberate effort over the last few years to broaden its source markets as defined by geographic origin." Results improved sequentially by month beginning with a somewhat slower April, which did not benefit from Easter as it fell in March this year. The property returned to 2001 trading levels in May and was up over the prior year in June.

The Company recorded net income, after non-recurring items, in the quarter of $9.8 million, compared to net income of $21.8 million for the same period last year. On this basis, fully diluted earnings per share for the quarter were $0.34 compared to $0.78 for the same period last year.

As previously announced, on February 15, 2002, the Company had agreed to sell 50% of Kerzner Interactive to Station Casinos, Inc. ("Station"). The two companies have restructured this agreement such that Station now has acquired an option from the Company to buy a 50% interest in its online operations. The operating loss of $1.8 million from the online operations was in line with management's expectations for the quarter and slightly lower than such losses in the first quarter of this year.

During the quarter, the Company's Paradise Island operations achieved gross revenues of $133.2 million, 78% of which were generated by hotel and resort operations and 22% by the casino. Also during the quarter, the Company's Paradise Island operations achieved EBITDA of $41.6 million compared to $42.5 million achieved during the same period last year. Paul O'Neil, CEO of the Paradise Island business, commented, "We are very pleased with the outstanding performance of the operations for this year. Against the backdrop of a challenging travel environment, the business achieved EBITDA for the first six months of $92.8 million, which is almost level with the record EBITDA achieved last year of $93.3 million." Atlantis' revenue per available room ("RevPar") for the quarter was approximately $225, a 4% decline from the same period last year. On a monthly basis, RevPar trends improved each month following an 11% decline in April. RevPar was flat in May and up 3% in June. For the quarter, Atlantis achieved an average occupancy of 86% at a $262 average daily room rate ("ADR"). In the Atlantis casino, slot volumes were strong in the quarter and slot win increased by 10% over the same period last year. Table volumes ("drop") decreased by 20% over the same period last year, as certain major players delayed trips to the property.

The Company's luxury resort hotel on Paradise Island, the Ocean Club, also performed well and continued to outperform other luxury resorts in its category. RevPar in the quarter increased by 2% to $482 in the current year from $473 in the same period last year.

Mohegan Sun reported slot revenues for the quarter of $182.4 million, which was 21% above the same period last year. This increase is primarily attributable to the opening of the Casino of the Sky, which added a total of approximately 2,500 slot machines to Mohegan Sun. Slot win per unit per day was $323 for the quarter, a 31% decline from the same period last year, which is primarily due to an increase in the number of weighted average slots to approximately 6,199 from 3,546 in the same period last year. Mohegan Sun continues to increase its market share. While the Connecticut slots market grew by 10% over the same period last year, the property increased its market share to 47% in the quarter, up from 43% in the same period last year. The highlight of the quarter was the grand opening of the 34-story Mohegan Sun hotel, which took place from June 21 to June 23. The star-studded event was highly publicized in the media and included performances by Cher, The Blues Brothers, Rosie O'Donnell, Aretha Franklin and Ray Charles.

Trading Cove Associates, an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation. In terms of the Company's agreements with Trading Cove Associates, the Company recorded income of $6.8 million in the quarter, compared to $6.2 million in the same period last year. In addition, the Company also recognized $2.7 million in development fees earned as a result of the Mohegan Sun expansion.

In addition to its interests in the mega-resorts of Atlantis and Mohegan Sun, the Company manages eight other resort hotels in The Bahamas, Mauritius, Dubai and the Maldives. Included in these resort operations are five properties that the Company considers "luxury resorts", namely "The Ocean Club" in The Bahamas; "Le Saint Geran" and "Le Touessrok" in Mauritius; "The Royal Mirage" in Dubai; and "The Kanuhura" in the Maldives. Each one of these properties is unique and positioned at the high-end of its competitive set. These properties are either new or are undergoing extensive renovations in order to ensure that the architectural and interior elements of these hotels remain at the leading edge of the resort industry. For example, during 1999 the Company substantially demolished and redeveloped its leading 165-room hotel in Mauritius, "Le Saint Geran", and the "Ocean Club" in The Bahamas was expanded and remodeled during 2000. During this year, the 200-room Le Touessrok, which is located on one of the most unique beach sites in the world, is also being substantially rebuilt with a new contemporary design.

As stated previously, the Company intends to aggressively grow its luxury resort operations. The Company made significant progress in moving this strategy forward during the quarter. The Company will enter the Mexican market through a definitive agreement to acquire a 50% ownership stake in the 115-room Palmilla Resort for a purchase price of $38.75 million. The Palmilla Resort is a deluxe five star property located near Cabo San Lucas in Baja, Mexico that also owns and operates a 27-hole Jack Nicklaus-designed golf course. Butch Kerzner commented, "The Los Cabos market has positioned itself at the high-end of the resort market for western North America and several properties are achieving excellent room rates. The Palmilla Resort is one of the Mexican tourism industry's original "Grand Dames" and we believe that with some creative redevelopment it has enormous future potential." The property is located on an outstanding site with the most extensive beach frontage of any of the leading hotels in the destination. The property was first developed in 1956 and has gone through numerous renovations and expansions, the most recent having taken place in 1996. The Company has executed this agreement with the existing ownership group led by Goldman Sachs Emerging Markets Real Estate Fund LP and has also entered into a long-term management contract. The transaction is expected to close by the fourth quarter of 2002.

In addition to the Palmilla transaction, the Company has entered into a management and development agreement for a 100-room resort in the Maldives that is expected to open by the end of 2003. This will become the Company's second operation in the Maldives. This property enjoys an excellent location on Medhufinolhu Island within easy access of the Male International Airport. Most of the atolls within easy access of the airport are difficult to obtain for new development as they were originally built upon in the first phase of tourism development in the country over 20 years ago. The Medhufinolhu Island, which is located in the North Male Atoll, currently has a small resort known as Reethi Rah, which will be demolished and redeveloped by the Company into a luxury all-suite resort.

The Company also entered into an amendment of its management contract with the Royal Mirage hotel in Dubai in order to expand the terms of the contract to include the 225-room expansion presently under development at the hotel. The 225-room expansion to the Royal Mirage includes two new developments – the 175-room "Arabian Court" and "The Residence & Spa", the latter being an ultra-luxurious, boutique hotel development. These new developments are scheduled to open during December of this year. The Royal Mirage has continued to post outstanding results and, for the second quarter, achieved the highest RevPar in the destination. Customer demand for the property continues to be extremely strong and the prospects for the new developments are very encouraging.

During the quarter, which is traditionally the low season for these operations, the Company earned management fees of $1.2 million from these operations, compared to $1.6 million in the comparable quarter last year. The decrease in management fees was due primarily to the temporary closure of Le Touessrok in Mauritius, which is closed for refurbishment and is expected to re-open at the end of 2002.

The Company closed the quarter with strong liquidity. At the end of the quarter, the Company held $67.8 million in cash and cash equivalents, including $4.7 million in restricted cash. During the quarter, the Company repurchased $15.2 million of its 8.625% Senior Subordinated Notes due 2007 through transactions in the open market. In June 2002, the Company completed a tender offer of its $200 million 9% Senior Subordinated Notes due 2007. These notes were replaced by a $200 million add-on offering of its 8.875% Senior Subordinated Notes due 2011 issued at a premium of 3% above par. These transactions improve the debt maturity profile of the Company by lengthening the terms of its credit obligations and benefit the Company by lowering future interest expense. The Company's Revolving Credit Facility was paid down in full during the second quarter and currently remains undrawn. During the quarter, the Company increased its Revolving Credit Facility from $200 million to $300 million.



Sol Kerzner
Chairman of the Board & Chief Executive Officer
August 30, 2002
Paradise Island, The Bahamas

Kerzner International Limited
Consolidated Balance Sheets
(Amounts in thousands)

	June 30, 2002	December 31, 2001
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 63,129	$ 30,471
Restricted cash	4,655	4,518
Trade receivables, net	37,061	37,454
Due from affiliates	27,904	28,364
Inventories	8,791	8,807
Prepaid expenses	11,970	5,226
Total current assets	153,510	114,840
Property and equipment, net	1,146,771	1,155,192
Notes receivable	-	18,018
Due From Affiliates - Non-Current	15,218	15,888
Deferred tax asset	4,401	3,874
Deferred charges and other assets	21,961	18,692
Investment in associated companies	30,829	30,527
Total assets	$ 1,372,690	$ 1,357,031
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 198	$ 261
Accounts payable and accrued liabilities	142,404	148,063
Capital creditors	3,548	6,570
Total current liabilities	146,150	154,894
Other liabilities	-	5,503
Long-term debt, net of current maturities	494,282	518,231
Total liabilities	640,432	678,628
Shareholders' equity	732,258	678,403
Total liabilities and shareholders' equity	$ 1,372,690	$ 1,357,031

Kerzner International Limited
Consolidated Statements of Operations
(Amounts in thousands, except share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)	
Revenues:				
Casino and resort revenues	$ 133,400	$ 136,153	$ 277,324	$ 287,946
Less: promotional allowances	(5,543)	(5,663)	(12,544)	(14,464)
	127,857	130,490	264,780	273,482
Tour operations	10,047	10,085	20,100	20,711
Management and other fees	11,216	8,207	20,116	18,323
Real estate related	-	2,893	-	7,757
Insurance recovery	1,100	-	1,100	-
Other	1,094	993	2,188	1,764
	151,314	152,668	308,284	322,037
Expenses:				
Casino and resort expenses	69,248	68,643	136,207	140,579
Tour operations	8,998	8,643	17,534	18,041
Selling, general and administrative	21,243	20,901	43,818	42,628
Real estate related	-	1,045	-	2,311
Corporate expenses	9,060	6,221	15,852	12,213
Depreciation and amortization	13,385	12,611	27,039	24,116
Pre-opening expenses	-	1,098	-	4,355
	121,934	119,162	240,450	244,243
Operating income	29,380	33,506	67,834	77,794
Other income and expenses:				
Interest income	535	1,521	1,443	4,270
Interest expense, net of capitalization	(10,260)	(12,626)	(20,914)	(26,836)
Equity in earnings of associated companies, net	565	981	1,828	2,804
Gain on settlement of territorial dispute	5,069	-	5,069	-
Other, net	(13)	(60)	(82)	(60)
Income before income taxes and extraordinary item	25,276	23,322	55,178	57,972
Income tax provision	(498)	(1,527)	(790)	(2,954)
Income before extraordinary item	24,778	21,795	54,388	55,018
Extraordinary loss on early extinquishment of debt, net of income tax effect	(15,006)	-	(15,006)	-
Net income	$ 9,772	$ 21,795	$ 39,382	$ 55,018
Diluted net income per share:				
Income before extraordinary item	$ 0.86	$ 0.78	$ 1.91	$ 1.99
Extraordinary loss on early extinquishment of debt	$ (0.52)	$ -	$ (0.53)	$ -
Net income per share	$ 0.34	$ 0.78	$ 1.38	$ 1.99
Weighted average number of shares outstanding - diluted	28,799	27,931	28,454	27,685

Kerzner International Limited
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)	
Cashflows from operating activities:				
Reconciliation of net income to net cash provided by operating activities:				
Net income	$ 9,772	$ 21,795	$ 39,382	$ 55,018
Extraordinary loss on extinguishment of debt	15,006	-	15,006	-
Depreciation and amortization	13,385	12,611	27,039	24,116
Amortization of debt issue costs and debt discount	524	780	1,127	1,555
Reclass of property, plant and equipment to land held for sale	-	602	-	1,618
Loss on disposition of other assets	66	60	66	60
Provision for doubtful receivables	499	893	1,560	2,499
Utilization of deferred tax asset	(275)	-	(527)	-
Net change in working capital accounts	(7,573)	1,481	(13,810)	121
Net change in deferred charges	287	362	844	(483)
Loss on sale of short-term investments	24	-	158	-
Equity earnings from affiliates, net of dividends received	1,046	752	(217)	(1,072)
Net cash provided by operating activities	32,761	39,336	70,628	83,432
Cashflows from investing activities:				
Payments for major capital projects	(7,440)	(9,697)	(13,405)	(23,762)
Other operating capital expenditures	(4,551)	(5,659)	(8,895)	(9,844)
Proceeds received from sale of Resorts, net	-	120,850	-	120,850
Proceeds received from the sale of other assets	77	78	77	196
Repayment of note receivable	-	-	18,018	-
Sale (purchase) of first mortgage notes, net	4,726	-	(158)	-
Investment in associated company	(2,533)	-	(2,533)	-
Repayments from (advances to) associated companies	-	(875)	2,092	(6,625)
Net cash provided by (used in) investing activities	(9,721)	104,697	(4,804)	80,815
Cashflows from financing activities:				
Proceeds from issuance of debt	206,000	-	206,000	-
Borrowings	-	14,000	4,000	32,500
Repayment of borrowings	(15,064)	(164,328)	(28,127)	(180,385)
Early redemption of debt	(224,760)	-	(224,760)	-
Debt issue/modification costs	(4,420)	-	(4,572)	-
Proceeds from the exercise of stock options	6,982	1,978	14,430	1,978
Net cash used in financing activities	(31,262)	(148,350)	(33,029)	(145,907)
Net increase (decrease) in cash and cash equivalents	(8,222)	(4,317)	32,795	18,340
Cash and cash equivalents at beginning of period	76,006	46,805	34,989	24,148
Cash and cash equivalents at end of period	$ 67,784	$ 42,488	$ 67,784	$ 42,488